Exhibit 99.1

February 10, 2016

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

To whom it may concern:

We write to inform you that on February 5, 2016, the Board of Directors of our main subsidiary, Banco de Galicia y Buenos Aires S.A. (the “Bank”) received a letter from Mr. Daniel A. Llambías, CEO of the Bank, expressing his intention to resign effective April 4, 2016. The Bank’s Board of Directors approved his decision and has appointed Mr. Fabian Kon to replace Mr. Llambías effective April 4, 2016 pending authorization from the Banco Central de la República Argentina.

Yours faithfully,

Jose Luis Gentile

Attorney-in-fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.